SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2015

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(_Address of principal executive offices_)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2015, incorporated by reference herein:

Exhibit

99.1   Release dated October 28, 2015, entitled "DRDGOLD PRODUCTION UPDATE. CHANGE TO BI-ANNUAL REPORTING AND REQUEST FOR SHAREHOLDER DETAILS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 28, 2015

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

DRDGOLD PRODUCTION UPDATE, CHANGE TO BI-ANNUAL REPORTING AND REQUEST FOR SHAREHOLDER DETAILS

Shareholders of DRDGOLD ("**Shareholders**") are hereby informed of the following production update for FY16Q1 compared with FY15Q4:
- an estimated 2% increase in volume throughput;
- an estimated 11% drop in gold production; and
- stable cash operating costs estimated at R75/tonne.

The decrease in gold production is attributed to inventory build-up associated with the introduction of five new leach tanks in the low grade carbon-in-leach ("**CIL**") circuit, and the switch-over from carbon in pulp to CIL in the high grade Flotation and Fine Grind Section.

DRDGOLD ended FY16Q1 with R300 million in cash and cash equivalents (from R324 million at the end of FY15Q4) following the payment of the final R23 million instalment toward retiring its DMTN programme.

In line with DRDGOLD's intention to reduce corporate costs, the leads and lags associated with business improvements and the cyclical nature of certain cost drivers in the South African operating environment, (for example power supply), management has reviewed DRDGOLD's financial reporting cycle.

Shareholders are therefore advised that DRDGOLD will no longer be reporting on a quarterly basis and accordingly, the Company will commence in reporting to Shareholders bi-annually. Shareholders will be provided with interim operating and financial results for the period ending 31 December 2015, as soon as reasonably possible following the end of the period. The Company may provide trading and operating updates from time to time, should circumstances require.

In line with DRDGOLD's intention to reduce corporate costs, Shareholders are requested to update their contact information with their brokers, in order for the Company to provide Shareholders with communications via electronic distributions rather than Shareholder communications being printed and posted.

Crown Mines
28 October 2015

Sponsor
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